J Sainsbury plc

RECEIVED

2005 NOV 15 P 4:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

SUPPL

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

05012580

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 27 October 2005

Dear Sir

J Sainsbury plc and Accenture announce change in IT resourcing

Please find enclosed copies of the above announcements made to the London Stock Exchange on 27 October 2005.

Yours sincerely

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Hazel Jarvis
Assistant Company Secretary

Enc

27 October 2005

J Sainsbury plc and Accenture announce change in IT resourcing

Sainsbury's and Accenture today announce that the IT services currently provided by Accenture will be migrated back to Sainsbury's together with a number of Accenture employees.

During the last five years, Accenture has been instrumental in improving the IT capability of Sainsbury's business and delivered considerable improvements in system stability and operational cost reductions through the re-platforming of the vast majority of Sainsbury's IT systems.

As part of the Making Sainsbury's Great Again plan, Sainsbury's IT focus has changed and it has decided that it is the right time to rebuild its expertise back in-house. Sainsbury's will treat all termination and / or transition costs as an exceptional item in the year ending March 2006. Further details will be provided in due course. Sainsbury's said that it expects that as a result of future cost savings the exit costs are expected to payback in the short term.

Accenture said that it does not currently expect this change to have a material impact on results from operations in fiscal year 2006.

Detailed plans are now being drawn up for the migration of the IT services and future development needs from Accenture to Sainsbury's. During this period all Sainsbury's IT systems will remain fully operational and there will be no change in the IT service provided.

Sainsbury's and Accenture's priority throughout the migration period will be to ensure that customers and colleagues are unaffected by the change, particularly through the Christmas and Easter trading periods. Key IT development will continue as planned.

Notes

1. Sainsbury's originally outsourced IT operations to Accenture in November 2000.
2. The relationship between Sainsbury's and Accenture covers the provision, development and ongoing support of all IT systems with the exception of those operating within Sainsbury's automated distribution centres.
3. The Making Sainsbury's Great Again plan was announced on 19 October 2004.
4. **Forward-Looking Statements**
   This news release contains forward-looking statements relating to Sainsbury's and Accenture's operations and results of operations, the accuracy of which is necessarily subject to risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions and, in particular, in relation to Accenture the factors discussed under the "Risk Factors" heading in the Business section of Accenture's most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Neither Sainsbury's nor Accenture undertake any duty to update any forward-looking statements made in this news release or to conform such statements to actual results or changes in their respective expectations.

Enquiries

Sainsbury's
Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 7295

Accenture
Stacey Jones / Mark Radvanyi
+1 917 452 6561 / +44 (0) 207 844 5406
stacey.jones@accenture.com / mark.radvanyi@accenture.com